AUTOLEND GROUP ANNOUNCES ACCEPTANCE OF TENDERS UNDER DEBENTURE EXCHANGE OFFER

     Albuquerque, NM, April 16/PRNewswire/ -- AutoLend Group, Inc. (OTC Bulletin
Board: AUTL) (the "Company") announed today that, effective yesterday afternoon, it had accepted for exchange all of the 9.5% Convertible Subordinated Debentures Due 1997 that were validly tendered and not withdrawn in the Company's Exchange Offer, which expired on April 8, 1997. The total principal face value of Debentures tendered was $7.2 million. The Company will be contacting tendering Debenture holders (or their designated agents) soon with regard to details of the distribution of common and preferred stock. In total, approximately 1.4 million new shares of common stock and 58 thousand shares of preferred stock will be issued.

Source; AutoLend Group, Inc.
   Contact: Nunzio DeSantis, Chairman, AutoLend Group, Inc., 505-768-1000.